January 25, 2013

EDGAR CORRESPONDENCE

Ms. Kathy L. Churko

U.S. Securities and Exchange Commission

450 5th Street, NW, 5-6

Washington, DC 20549

Re:	Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Churko:

We are responding to the SEC Staff’s comments received in December 2012 after the Staff’s review of annual reports filed on behalf of certain series of Unified Series Trust (the “Trust”). Our responses are as follows:

IMS Funds – June 30, 2012 Annual Report

Comment: Please explain why in the IMS Funds’ “Statement of Operations,” the “line of credit” expenses are the same for all three Funds, even though the “amount of borrowing” is not the same for all three funds.

Response: The “line of credit” expenses in the Statement of Operations reflect only the initial set-up fee and the minimum annual fees charged to establish the line of credit. These expenses are the same for each IMS Fund. The interest charged for the actual borrowing is reflected in the line titled “interest expense.”

Comment: The Management Discussion & Analysis (MD&A) section for each of IMS Strategic Income Fund and IMS Dividend Growth Fund appears mostly to discuss general market conditions, and not each Fund’s individual performance compared to its benchmarks. In the Funds’ next annual report, include a discussion of the investment strategies and techniques that impacted each Fund’s performance, in accordance with Instruction 7 to Item 27(b)(1) of Form N-1A.

Response: We have advised the IMS Funds’ adviser of the Staff’s comments, and we have directed the adviser to ensure that the next MD&A for each Fund includes a discussion of factors that affected the Fund’s performance compared to its benchmark in accordance with Form N-1A.

Comment: Explain why a “Statement of Cash Flows” was included for IMS Strategic Income Fund.

Response: The Statement of Cash Flows was included pursuant to FASB ASC 230-10-15-4, which exempts investment companies from providing the Statement of Cash Flows only if certain conditions are met. Since illiquidity and market value are factors in determining whether to include a Statement of Cash Flows, and the Fund invests in junk bonds, we took a conservative approach and determined to include the Statement. The Fund’s investments in junk bonds may be considered illiquid and are valued by the Fund’s adviser in good faith according to guidelines adopted by the Trust’s Board of Trustees.

Huntington Asset Services Inc.	www.huntingtonassetservices.com

2960 North Meridian Street, Suite 300 Indianapolis, IN 46208	317.917.7003 800.862.3863 (f)317.632.7805

Comment: Confirm why Note 1 to the IMS Funds’ financial statements indicates that IMS Strategic Income Fund was organized as a non-diversified fund, while it appears to be operating as a diversified fund as defined under the Investment Company Act of 1940. If the Fund intends to operate as diversified, please edit the relevant disclosure to reflect this.

Response: The IMS Strategic Fund was organized as a non-diversified fund. For each of the last three fiscal years, the Fund has been “diversified” as that term is defined under the Investment Company Act of 1940. The Fund’s adviser has confirmed to us that it will continue to manage the Fund as diversified. The most recent Prospectus dated October 29, 2012 for the IMS Strategic Income Fund discloses that the Fund will be managed as diversified on a going forward basis.

Comment: Over the period covered by the annual report, did IMS Strategic Income Fund receive any securities as a result of an issuer’s decision to put a reverse convertible bond?

Response: No.

Comment: For IMS Dividend Growth Fund, explain why the capital loss carryforwards available to offset future capital gains listed in Note 11 do not match those listed in the Fund’s most recent SAI.

Response: We have confirmed that Note 11 is correct. However, it appears that the capital loss carryforwards in the most recent SAI were not updated to reflect the fiscal year 2012 year-end figures. A supplement to the SAI will be filed by the Trust to correctly note the current capital loss carryforwards available to offset future capital gains.

Crawford Dividend Growth Fund – December 31, 2011 Annual Report

Comment: The Class C “Total Returns” chart on page 2 has a row for CDSC-adjusted returns, though it does not appear to show the impact of the 1% CDSC for the “One Year” return. In future shareholder reports, include the impact of the CDSC on the “One Year” return if the CDSC would be charged on shares redeemed on that date.

Response: The Prospectus states as follows:

If you redeem your Class C shares within 12 months of purchase, you will be subject to a 1.00% contingent deferred sales charge (“CDSC”), based on the lower of the shares’ cost or current net asset value.

(emphasis added)

We hereby confirm that if Class C shares are held until the one-year anniversary date ( i.e., the date on which the “One Year” return is calculated), the CDSC would not be deducted. As a result, it would be inaccurate to deduct the CDSC from the One Year Return.

Huntington Asset Services Inc.	www.huntingtonassetservices.com

2960 North Meridian Street, Suite 300 Indianapolis, IN 46208	317.917.7003 800.862.3863 (f)317.632.7805

Comment: Note 1 to the financial statements indicates that the Crawford Fund was organized as a “non-diversified” series of the Trust. However, the Fund appears to be operating as diversified. Confirm whether the Fund intends to operate as a diversified fund and, if so, please indicate this in future shareholder reports.

Response: The Crawford Fund was organized as a non-diversified series of the Trust. For each of the last three fiscal years, the Fund has been “diversified” as that term is defined under the Investment Company Act of 1940. As a result, the Fund’s adviser has confirmed to us that it will continue to manage the Fund as diversified on a going forward basis, and appropriate disclosures will be added to the Annual Report.

Comment: The Fund’s “Statement of Assets and Liabilities” shows a “Cash Overdraft” that represents over 65% of the Fund’s liabilities as of December 31, 2011. Please explain the circumstances of this overdraft.

Response: The Cash Overdraft resulted from a large shareholder redemption on December 27, 2011, where the redemption proceeds exceeded the balance that the Fund had available in its money market account. While the Fund’s adviser was selling portfolio securities to satisfy the redemption, the Fund received additional redemptions. The overdraft was satisfied as promptly as possible, and was taken off the Fund’s books on January 4, 2012.

Comment: Note 4 to the Financial Statements states that in 2011, the Fund’s adviser both waived advisory fees and recouped fees from the Fund. Given that the Fund’s 2011 gross expenses appear to be above the level of the expense cap and the Fund waived expenses in 2011, please explain how the Fund was able to recoup fees under the applicable expense cap agreement. Provide an analysis showing the detail of the recoupment of fees/expenses, and indicate the relevant expense cap agreements in place during fiscal years 2009, 2010 and 2011.

Response: The adviser’s expense cap agreement has remained at 0.98% for several years. Effective May 2, 2011, the Fund’s adviser voluntarily agreed to reduce its management fee from 1.00% to 0.50%. This management fee reduction meant that the adviser was entitled to recoup certain fees it had waived/expenses reimbursed during 2011. As of December 31, 2011, there have been no recoupments of fees previously waived or reimbursed in 2009 or 2010. See attached for an analysis showing the detail of fees recouped during 2011.

Comment: Are fee waivers/expense reimbursements, and any recoupment thereof, tracked on a class level or on a Fund level? If on a Fund level, is this appropriate accounting treatment?

Response: Currently, HASI tracks the fee waivers/expense reimbursements and any recoupments at the Fund level, although recoupment entries are booked at the class level. HASI monitors the appropriateness of this treatment in order to avoid the possibility of one share class over-recouping at the expense of another.

Iron Strategic Income Fund – September 30, 2011 Annual Report

Comment: Confirm that the Fund’s investments in other registered investment companies comply with Section 12(d) of the Investment Company Act of 1940, as amended.

Response: Confirmed. The Fund is a “no load” fund, which entitles it to rely on the Rule 12d1-3 exemption from certain restrictions under Section 12(d) of the Investment Company Act of 1940. HASI’s Compliance Department regularly monitors the Fund’s investments to determine its compliance with applicable sections of Section 12(d), among other factors.

Huntington Asset Services Inc.	www.huntingtonassetservices.com

2960 North Meridian Street, Suite 300 Indianapolis, IN 46208	317.917.7003 800.862.3863 (f)317.632.7805

Comment: To the extent the Fund enters into credit default swaps as the protection seller, please confirm that the Fund segregates assets equal to the notional amount of the credit default contract.

Response: Confirmed. The Fund segregates cash or liquid assets equal to the notional amount of the credit default swap contract when it acts as protection seller.

Comment: Note 1 to the Financial Statements states that the Fund is non-diversified. The Fund appears to be operating as a diversified fund, however. Confirm whether the Fund has been and intends to operate as a diversified fund and, if so, revise the relevant disclosure. If the Fund does not intend to operate as a diversified fund, please confirm whether the Fund has operated as a diversified fund over the past three years (See Rule 13a-1 under the Investment Company Act of 1940, as amended).

Response: The Fund was organized as a non-diversified fund. For each of the last three fiscal years, the Fund has been “diversified” as that term is defined under the Investment Company Act of 1940. As a result, the Fund’s adviser has confirmed to us that it will continue to manage the Fund as diversified on a going forward basis, and appropriate disclosures will be added to the next Annual Report.

Comment: Note 5 to the Financial Statements states that the Fund pays its adviser (and/or any registered securities dealer) a 12b-1 fee of 0.25% for promotion and distribution of Investor Class Shares. Please explain whether the adviser is a registered broker-dealer entitled to transaction-based compensation. If not, please provide an explanation as to whether the adviser is acting as an unregistered broker-dealer to the extent it solicits investors to buy securities through its promotion and distribution efforts.

Response: The Fund’s Investor Class has adopted a Rule 12b-1 Plan that permits the Fund to pay a 0.25% fee to the Fund’s adviser or any other party that provides “promotion and distribution of the Investor Class shares or the provision of personal services to the Investor Class shareholders.” The Fund’s adviser provides shareholder services to the Investor Class and receives 0.25% in services fees, which are not distribution-related activities or transaction-based compensation, respectively, as defined under NASD Conduct Rule 2830 and applicable FINRA guidance.

Other Comments for the Trust

Comment: The Staff notes that several series of the Trust have been closed (for example, the 3 to 1 Funds, Mirzam Capital Appreciation Fund, and Jones Villalta Opportunity Fund), however they are listed as “active” series of the Trust on Edgar. Please have these funds listed on Edgar as inactive.

Response: HASI has taken steps necessary to mark as “inactive” on the EDGAR system each series of the Trust that has closed.

Huntington Asset Services Inc.	www.huntingtonassetservices.com

2960 North Meridian Street, Suite 300 Indianapolis, IN 46208	317.917.7003 800.862.3863 (f)317.632.7805

We trust that the above responses are adequate. If you have any questions, or need additional information, please call upon the undersigned at (317) 964-6149.

Sincerely,

/s/ Robert W. Silva

Robert W. Silva

Treasurer and CFO, Unified Series Trust

Sr. Vice President, Fund Accounting and Financial Reporting, Huntington Asset Services

Crawford Dividend Growth Fund

Expense Reimbursement/Recoupment Schedule - 2011

EXPENSE CAPS DURING:
1/1/09 - 12/31/09	1.00%
1/1/10 - 7/14/10	1.00%
7/15/10 - 12/31/10	0.98%
1/1/11 - 12/31/11	0.98%

(Reimbursements)/Recoupments made in FY ‘11:
Jan-11	(28,835.54)
Feb-11	(26,080.40)
Mar-11	(28,602.04)
Apr-11	(23,261.69)
May-11	(795.33)
May-11	2,835.27
Jun-11	3,066.07
Jul-11	—
Aug-11	—
Sep-11	7,557.44	July and August
Oct-11	3,531.22	September
Nov-11	8,620.43	October
Dec-11	17,707.84	November and December
Year end adjustments	—

Total (Reimbursements)/Recoupments	(64,256.73)

*	Recoupment period is three years

	Expense Reimbursed	Expiration Date	Recouped by Advisor				Expired	Unrecouped
December 31,	by Advisor	December 31,	FY Ended 12/31				Balance	Balance
			2011	2012	2013	2014	Expired
FY 2008	$186,768.00	2011	$—	$—	$—	$—	$186,768.00	$—
FY 2009	$213,212.00	2012	—	—	—	—	—	213,212.00
FY 2010	$318,079.00	2013	—	—	—	—	—	318,079.00
FY 2011	$107,575.00	2014	43,319	—	—	—	—	64,256.00
FY 2012	$—	2015		—	—	—	—	—
FY 2013	$—	2016	—	—	—	—	—	—
FY 2014	$—	2017	—	—	—	—	—	—
	$—		—	—	—	—	—	—

	$825,634.00		$43,319.00	$—	$—	$—	$186,768.00	$595,547.00

Huntington Asset Services Inc.	www.huntingtonassetservices.com

2960 North Meridian Street, Suite 300 Indianapolis, IN 46208	317.917.7003 800.862.3863 (f)317.632.7805